UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              CARDIAC SCIENCE, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    141410209
                                 (CUSIP Number)

                                  Rodd Macklin
                Perseus Acquisition/Recapitalization Fund, L.L.C.
                      Perseus Market Opportunity Fund, L.P.
                       Cardiac Science Co-Investment, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10106
                            Tel. No.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  July 20, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 2 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Acquisition/Recapitalization Fund, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    6,124,655 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          6,124,655  (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,124,655  (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT


------------------
(1) Assuming complete exercise of the warrants held by Perseus A/R Fund to purchase an aggregate of 6,124,655 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 3 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,654,046 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,654,046 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,654,046 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT


----------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,544,341 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 4 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Cardiac Science Co-Investment, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    2,229,808 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          2,229,808 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,229,808 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT


-------------------

(1) Assuming complete exercise of the warrants held by CS Co-Investment to purchase an aggregate of 2,229,808 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 5 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Acquisition/Recapitalization Management, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,354,463 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,354,463 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,463 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------
(1) Assuming complete exercise of each of (i) the warrants held by Perseus A/R Fund and (ii) the warrants held by CS Co-Investment, to purchase an aggregate of 8,354,463 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 6 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,654,046 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,654,046 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,654,046 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,544,341 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 7 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Partners GP, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,654,046 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,654,046 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,654,046 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,544,341 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 8 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,654,046 (1)
                                        ----------------------------------------
                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       0
                    BENEFICIALLY        ----------------------------------------
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                        8,654,046 (1)
                      REPORTING         ----------------------------------------
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,654,046 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,544,341 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                      Page 9 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus MF, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,654,046 (1)
                                        ----------------------------------------
                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       0
                    BENEFICIALLY        ----------------------------------------
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                        8,654,046 (1)
                      REPORTING         ----------------------------------------
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,654,046 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,544,341 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 10 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Rappahannock Investment Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,654,046 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,654,046 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,654,046 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of the warrants held by Perseus Market Opportunity to purchase an aggregate of 6,544,341 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 11 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus EC, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,354,463 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,354,463 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,463 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of each of (i) the warrants held by Perseus A/R Fund and (ii) the warrants held by CS Co-Investment, to purchase an aggregate of 8,354,463 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 12 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    8,354,463 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          8,354,463 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,463 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of each of (i) the warrants held by Perseus A/R Fund and (ii) the warrants held by CS Co-Investment, to purchase an aggregate of 8,354,463 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 13 of 30
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    17,008,509 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          17,008,509 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,008,509 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.8% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of each of (i) the warrants held by Perseus A/R Fund, (ii) the warrants held by Perseus Market Opportunity and (iii) the Warrants held by CS Co-Investment, to purchase an aggregate of 14,898,804 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 14 of 30
--------------------------------------------------------------------------------


Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 10, 2002

ITEM 1.  SECURITY AND ISSUER.

                  No material change.


ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended and restated in its entirety to read as follows:

                  Pursuant to a Senior Note and Warrant Purchase Agreement, dated as of May 29, 2002 (the "2002 Purchase Agreement"), among the Purchasers and the Company, the Company issued and the Purchasers acquired senior notes of the Company (the "Senior Notes") in the aggregate principal amount of $50,000,000 and warrants to purchase 3,000,000 shares of Common Stock (consisting of 1,307,297 shares issuable to Perseus A/R Fund, 1,216,754 shares issuable to Perseus Market Opportunity and 475,949 shares issuable to CS Co-Investment) at an exercise price of $4.00 per share (the "Four Dollar Warrants") and warrants to purchase 10,000,000 shares of Common Stock (consisting of 4,357,657 shares issuable to Perseus A/R Fund, 4,055,847 shares issuable to Perseus Market Opportunity and 1,586,496 shares issuable to CS Co-Investment) at an exercise price of $3.00 per share (the "Three Dollar Warrants," and together with the Four Dollar Warrants, the "2002 Warrants") for an aggregate purchase price of $50,000,000 (the "2002 Purchase Price"). The source of the 2002 Purchase Price was capital contributions from the partners and members of the Purchasers.

                  In connection with the service of Ray E. Newton, III, a managing director of Perseus, as a director of the Company, the Company issued to the Purchasers warrants to purchase 25,000 shares of Common Stock at an exercise price of $1.75 per share on October 24, 2002 (the "2002 Director Warrants") and warrants to purchase 100,000 shares of Common Stock at an exercise price of $4.61 per share on September 17, 2003 (the "2003 Director Warrants" and, together with the 2002 Director Warrants, the "Director Warrants"). The 2002 Director Warrants were issued as

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 15 of 30
--------------------------------------------------------------------------------


follows: (i) warrants to purchase 10,894 shares to Perseus A/R Fund, (ii) warrants to purchase 10,140 shares to Perseus Market Opportunity and (iii) warrants to purchase 3,966 shares to CS Co-Investment. The 2003 Director Warrants were issued as follows: (i) warrants to purchase 43,577 shares to Perseus A/R Fund, (ii) warrants to purchase 40,558 shares to Perseus Market Opportunity and (iii) warrants to purchase 15,865 shares to CS Co-Investment. No funds were provided in connection with the issuance of the Director Warrants.

                  In connection with a waiver to the Company's credit agreement, the Company granted warrants to purchase 500,000 shares of Common Stock at an exercise price of $3.95 per share (the "Credit Agreement Warrants") on March 16,2004 as follows: (i) warrants to purchase 217,885 shares to Perseus A/R Fund,
(ii) warrants to purchase 202,790 shares to Perseus Market Opportunity and (iii) warrants to purchase 79,325 shares to CS Co-Investment. No funds were provided in connection with the issuance of the Credit Agreement Warrants.

                  Pursuant to a Purchase Agreement, dated as of July 20, 2004 (the "2004 Purchase Agreement"), among the Company, Perseus Market Opportunity and the other purchasers named therein, the Company sold to Perseus Market Opportunity 2,109,705 shares of Common Stock and a warrant to purchase 843,882 shares of Common Stock at an exercise price of $2.84 per share (the "2004 Warrant" and, together with the 2002 Warrants, the Director Warrants and the Credit Agreement Warrants, the "Warrants") for an aggregate purchase price of $5,000,000.85 (the "2004 Purchase Price"). The source of the 2004 Purchase Price was capital contributions from the partners of Perseus Market Opportunity.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is amended and restated in its entirety to read as follows:

                  Except as disclosed herein, the Reporting Persons have acquired the Common Stock and the Warrants for investment purposes.

                  A copy of the Purchase Agreement is attached to the initial
Schedule 13D as Exhibit 2 and incorporated herein by reference, a copy of the form of 2002 Warrants is attached to the initial Schedule 13D as Exhibit 3 and incorporated herein by reference, a copy of the Registration Rights Agreement (the "Registration Rights Agreement") is attached to the initial Schedule 13D as
Exhibit 4 and incorporated herein by reference and a copy of the form of the Senior Notes is attached to the initial Schedule 13D as Exhibit 5 and incorporated herein by reference. A copy of the 2002 Director Warrant issued to Perseus Market Opportunity is attached hereto as Exhibit 2 and incorporated herein by reference (similar warrants were granted to Persues A/R Fund and CS Co-Investment). A copy of the 2004 Director Warrant issued to Persues A/R Fund is attached hereto as Exhibit 3 and

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CUSIP No. 141410209               SCHEDULE 13D                     Page 16 of 30
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incorporated herein by reference (similar warrants were granted to Perseus
Market Opportunity and CS Co-Investment). A copy of the Credit Agreement Warrant issued to Persues A/R Fund is attached hereto as Exhibit 4 and incorporated herein by reference (similar warrants were granted to Perseus Market Opportunity and CS Co-Investment). A copy of the 2004 Purchase Agreement is attached hereto as Exhibit 5 and incorporated herein by reference. A copy of the form of 2004 Warrants is attached hereto as Exhibit 6 and incorporated herein by reference. A copy of the Amended and Restated Registration Rights Agreement (as defined below) is attached hereto as Exhibit 7 and incorporated herein by reference. Set forth below is a description of certain material terms of the Purchase
Agreement, the 2002 Warrant, the Registration Rights Agreement, the Director Warrants, the Credit Agreement Warrants, the 2004 Purchase Agreement, the 2004 Warrant and the Amended and Restated Registration Rights Agreement. The following description of certain material terms is qualified in its entirety by reference to the Purchase Agreement, the 2002 Warrants, the Registration Rights Agreement, the Director Warrants, the Credit Agreement Warrants, the 2004 Purchase Agreement, the 2004 Warrant and the Amended and Restated Registration Rights Agreement.

TERMS OF THE PURCHASE 2002 AGREEMENT

         BOARD REPRESENTATION. Pursuant to the 2002 Purchase Agreement, so long as Purchasers and their transferees of the Senior Notes (the "Transferees") continue to own at least 50% of the shares of Common Stock issued or issuable upon the exercise of the 2002 Warrants (the "2002 Registrable Securities"), Purchasers and such Transferees have the right, at the direction of Purchasers and such Transferees holding 51% or more of the 2002 Registrable Securities then owned by Purchasers and such Transferees, to designate two directors to the Board of Directors of the Company (the "Board"). In addition, pursuant to the 2002 Purchase Agreement, so long as Purchasers and the Transferees continue to own at least 25% of the 2002 Registrable Securities, Purchasers and such Transferees have the right, at the direction of Purchasers and such Transferees holding 51% or more of the 2002 Registrable Securities then owned by Purchasers and such Transferees, to designate one director to the Board. Additionally, pursuant to the 2002 Purchase Agreement, up to two directors designated by Purchasers and the Transferees have the right, upon request, to serve on (i) each committee of the Board and (ii) the Board of Directors of each material subsidiary of the Company. Upon the closing of the transactions contemplated by the 2002 Purchase Agreement, the Board elected one representative of the Purchasers, Ray E. Newton, III, to the Board. In

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CUSIP No. 141410209               SCHEDULE 13D                     Page 17 of 30
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addition, pursuant to the 2002 Purchase Agreement, at any time that the
Purchasers and the Transferees are no longer entitled to designate representatives to the Board and hold at least: (i) 25% of the Senior Notes issued to Purchasers and such Transferees, the Purchasers and such Transferees shall have certain observation rights, including but not limited to (a) appointing a non-voting representative to attend meetings of the Board and (b) to make proposals, recommendations and suggestions to the Company's officers and directors relating to the business and affairs of the Company at such reasonable times as may be requested by the Purchasers or such Transferees (it being understood that the Company will not be required to accept such proposals, recommendations or suggestions).

TERMS OF THE 2002 WARRANTS

         EXERCISE RIGHTS. The Common Stock underlying the Four Dollar Warrants may be purchased at a price per share equal to $4.00 (the "Four Dollar Exercise Price") and the Common Stock underlying the Three Dollar Warrants may be purchased at a price per share equal to $3.00 (the "Three Dollar Exercise Price" and, together with the Four Dollar Exercise Price, the "2002 Exercise Prices"). As a result of an anti-delution adjustment, the Company issued replacement Four Dollar warrants to the Purchasers on September 17, 2003. Four Dollar Warrants to purchase 1,318,911 shares, 1,227.564 shares and 480,177 shares of Common Stock were issued to Perseus A/R Fund, Perseus Market Opportunity and CS Co-Investment, respectively, at an exercise price of $3.96 per share. The 2002 Exercise Prices may be paid (i) in cash, (ii) through the cancellation of indebtedness owed by the Company to the Purchasers or the Transferees under the Senior Notes or (iii) in certain circumstances, by reducing the number of shares of Common Stock issuable upon the exercise of the 2002 Warrants having a fair market value equal to such Exercise Prices, all in accordance with the terms contained in the 2002 Warrants. The 2002 Exercise Prices and the number of shares issuable upon exercise of the 2002 Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the 2002 Warrants. As a result of anti-dilution adjustments, the Three Dollar Exercise Price was reduced to $2.92 per share and the number of shares of Common Stock issuable upon the exercise of the Three Dollar Warrants was increased to 10,273,973 shares (consisting of 4,477,045 shares issuable to Perseus A/R Fund, 4,166,966 shares issuable to Perseus Market Opportunity and 1,629,962 shares issuable to CS Co-Investment), and the Four Dollar Exercise Price was reduced to $3.82 and the number of shares of Common Stock issuable upon the exercise of the Four Dollar Warrants

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CUSIP No. 141410209               SCHEDULE 13D                     Page 18 of 30
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was increased to 3,137,576 shares (consisting of 1,367,248 shares issuable to
Perseus A/R Fund, 1,272,553 shares issuable to Perseus Market Opportunity and 497,775 shares issuable to CS Co-Investment).

         EXERCISE AT THE COMPANY'S OPTION. If, at any time following May 30, 2005, the daily closing price per share of Common Stock for 45 consecutive trading days (occurring at least 45 consecutive trading days following May 30, 2005) is at least $6.00 per share (with appropriate adjustments to be made for any stock dividend, split-up, subdivision or any other combination or reclassification), then the Company may, at its option, require the holders of the 2002 Warrants to exercise such 2002 Warrants, all in accordance with the terms and conditions contained in the 2002 Warrants.

         EXERCISE PERIOD. The 2002 Warrants are exercisable at any time, or from time to time, from the date of issuance, May 30, 2002, until May 30, 2009 (the "2002 Warrant Expiration Date"). In the event that a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR") is required to be made before certain shares of Common Stock may be issued upon the exercise of the 2002 Warrants, then the 2002 Warrant Expiration Date with respect to the right to exercise the 2002 Warrants into such shares shall be the third business day following the expiration or termination of the statutory waiting period under HSR (and any extension thereof).

TERMS OF THE DIRECTOR WARRANTS

         EXERCISE RIGHTS. The Common Stock underlying the 2002 Director Warrants may be purchased at a price per share equal to $1.75 (the "2002 Director Exercise Price) and the Common Stock underlying the 2003 Director Warrants may be purchased at a price per share equal to $4.61 (the "2003 Director Exercise Price" and, together with the 2002 Director Exercise Price, the "Director Exercise Prices"). The Director Exercise Prices may be paid (i) in cash or (ii) in certain circumstances, by reducing the number of shares of Common Stock issuable upon the exercise of the Director Warrants having a fair market value equal to such Director Exercise Prices, all in accordance with the terms contained in the Director Warrants. The Director Exercise Prices and the number of shares issuable upon exercise of the Director Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the Director Warrants.

         EXERCISE PERIOD. One fourth of the 2002 Director Warrants were exercisable on October 24, 2003. The remaining 2002 Director Warrants vest proportionately over the next 36 months, with all of such warrants becoming fully vested on October 24, 2006. One fourth of the 2003 Director Warrants are exercisable

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CUSIP No. 141410209               SCHEDULE 13D                     Page 19 of 30
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on September 17, 2004. The remaining 2003 Director Warrants vest proportionately over the next 36 months, with all of such warrants becoming fully vested on September 17, 2007. The 2002 Director Warrants expire on October 24, 2012. The 2003 Director Warrants expire on September 17, 2013.

TERMS OF THE CREDIT AGREEMENT WARRANTS

         EXERCISE RIGHTS. The Common Stock underlying the Credit Agreement Warrants may be purchased at a price per share equal to $3.95 (the "Credit Agreement Exercise Price"). The Credit Agreement Exercise Price may be paid (i) in cash, (ii) through the cancellation of indebtedness owed by the Company to the warrant holder under the Senior Notes or (iii) in certain circumstances, by reducing the number of shares of Common Stock issuable upon the exercise of the Credit Agreement Warrants having a fair market value equal to such Credit Agreement Exercise Price, all in accordance with the terms contained in the Credit Agreement Warrants. The Credit Agreement Exercise Price and the number of shares issuable upon exercise of the Credit Agreement Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the Credit Agreement Warrants. As a result of anti-dilution adjustments, the Credit Agreement Exercise Price was reduced to $3.81 per share and the number of shares of Common Stock issuable upon the exercise of the Credit Agreement Warrants was increased to 518,373 (consisting of 225,891 shares issuable to Perseus A/R Fund, 210,242 shares issuable to Perseus Market Opportunity and 82,240 shares issuable to CS Co-Investment).

         EXERCISE AT THE COMPANY'S OPTION. If, at any time following March 16, 2007, the daily closing price per share of Common Stock for 45 consecutive trading days (occurring at least 45 consecutive trading days following March 16, 2007) is at least $6.00 per share (with appropriate adjustments to be made for any stock dividend, split-up, subdivision or any other combination or reclassification), then the Company may, at its option, require the holders of the Credit Agreement Warrants to exercise such Credit Agreement Warrants, all in accordance with the terms and conditions contained in the Credit Agreement Warrants.

         EXERCISE PERIOD. The Credit Agreement Warrants are exercisable at any time, or from time to time, from the date of issuance, March 16, 2004, until March 16, 2011 (the "Credit Agreement Warrant Expiration Date"). In the event that a filing under HSR is required to be made before certain shares of Common Stock may be issued upon the exercise of such Credit Agreement Warrants, the Credit Agreement Warrant Expiration Date with respect to the right to exercise the Credit Agreement Warrants into such shares shall be the third business day following the expiration or termination of the statutory waiting period under HSR (and any extension thereof).

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CUSIP No. 141410209               SCHEDULE 13D                     Page 20 of 30
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TERMS OF THE 2004 WARRANT

         EXERCISE RIGHTS. The Common Stock underlying the 2004 Warrant may be purchased at a price per share equal to $2.84 (the "2004 Exercise Price). The 2004 Exercise Price may be paid (i) in cash, (ii) through the cancellation of indebtedness owed by the Company to Perseus Market Opportunity under the Senior Notes, or (iii) in certain circumstances, by reducing the number of shares of Common Stock issuable upon the exercise of the 2004 Warrant having a fair market value equal to such 2004 Exercise Price, all in accordance with the terms contained in the 2004 Warrant. The 2004 Exercise Price and the number of shares issuable upon exercise of the 2004 Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the 2004 Warrant.

         EXERCISE PERIOD. The 2004 Warrant is exercisable at any time, or from time to time, from the date of issuance, July 20, 2004, until May 30, 2009 (the "2004 Warrant Expiration Date"). In the event that a filing under HSR is required to be made before certain shares of Common Stock may be issued upon the exercise of the 2004 Warrant, then the 2004 Warrant Expiration Date with respect to the right to exercise the 2004 Warrant into such shares shall be the third business day following the expiration or termination of the statutory waiting period under HSR (and any extension thereof).

TERMS OF THE REGISTRATION RIGHTS AGREEMENT

          In connection with the 2002 Purchase Agreement, the Company granted the Purchasers certain Form S-1 demand registration rights, "piggy-back" registration rights and Form S-3 registration rights as described more fully in the Registration Rights Agreement in connection with the 2002 Registrable Securities. The Company had an obligation under the Registration Rights Agreement to prepare and file with the Securities and Exchange Commission (the "Commission"), within 45 days following May 30, 2002, a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-3 registering the 2002 Registrable Securities. The purpose of such registration rights was to facilitate the Purchasers' ability to dispose of their 2002 Registrable Securities in a public sale.

TERMS OF THE AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

         In connection with the 2004 Purchase Agreement, the Company entered into an Amended and Restated Registration Rights Agreement with Perseus Market Opportunity and the other parties to the 2004 Purchase Agreement (the "Amended and Restated Registration Rights Agreement").

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CUSIP No. 141410209               SCHEDULE 13D                     Page 21 of 30
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         Pursuant to the Amended and Restated Registration Rights Agreement, the
Company granted Perseus Market Opportunity and the other parties to such agreement certain demand registration rights, "piggy-back" registration rights and Form S-3 registration rights in connection with the shares of Common Stock purchased by Perseus Market Opportunity pursuant to the 2004 Purchase Agreement and the shares of Common Stock underlying the 2004 Warrants purchased by Perseus Market Opportunity pursuant to the 2004 Purchase Agreement (collectively, the "2004 Registrable Securities"). The Company has an obligation under the Amended and Restated Registration Rights Agreement to prepare and file with the Commission, within 60 days following July 20, 2004, a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act on Form S-3 registering the 2004 Registrable Securities. The purpose of such registration rights is to facilitate Perseus Market Opportunity's ability to dispose of its 2004 Registrable Securities in a public sale.

ADDITIONAL DISCLOSURE

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Common Stock, the Warrants or Common Stock issued upon exercise of the Warrants in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Registration Rights Agreement and the Amended and Restated Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case, subject to the factors and conditions referred to above and to the terms of the 2002 Purchase Agreement, the 2004 Purchase Agreement, the Warrants, the Registration Rights Agreement and the Amended and Restated Registration Rights Agreement, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the 2002 Purchase Agreement, the 2004 Purchase Agreement, the Warrants, the Registration Rights Agreement or the Amended and Restated Registration Rights Agreement, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified

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CUSIP No. 141410209               SCHEDULE 13D                     Page 22 of 30
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in Item 2 has any present plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             (a) As of the date hereof, Perseus A/R Fund may be deemed to beneficially own 6,124,655 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) representing approximately 6.6% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). As of the date hereof, the Perseus Market Opportunity may be deemed to beneficially own 8,654,046 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing 9.3% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). As of the date hereof, CS Co-Investment may be deemed to beneficially own 2,229,808 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing approximately 2.5% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d). The above percentages are based upon there being 86,146,549 Shares of Common Stock outstanding as of July 20, 2004.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof, each of (i) Perseus Partners, (ii) Perseus Partners GP, (iii) Perseus,
(iv) Perseus MF and (v) Rappahannock may be deemed to beneficially own 8,654,046 shares of Common Stock, based on calculations made in accordance with Rule

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CUSIP No. 141410209               SCHEDULE 13D                     Page 23 of 30
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13d-3(d), representing approximately 9.3% of the outstanding shares of Common
Stock in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof, each of (i) Perseus Management, (ii) Perseus EC and (iii) Perseuspur may be deemed to beneficially own 8,354,463 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing approximately 8.8% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof, Mr. Pearl may be deemed to beneficially own 17,008,509 shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d), representing approximately16.8% of the outstanding shares of Common Stock in accordance with Rule 13d-3(d).

                  For the purpose of the above amounts and percentages (and the amounts set forth below in subsection (b)), the Reporting Persons have included all shares of Common Stock underlying the Director Warrants as if all of such warrants have vested on the date hereof. The Reporting Persons herby disclaim beneficial ownership of any warrants that they do not beneficially own as set forth on Rule 13d-3(d).

            (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Perseus A/R Fund may be deemed to have the sole power to direct the voting and disposition of the 6,124,655 shares of Common Stock beneficially owned by Perseus A/R Fund.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, CS Co-Investment may be deemed to have the sole power to direct the voting and disposition of the 2,229,808 shares of Common Stock beneficially owned by CS Co-Investment.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of (i) Perseus Management, (ii) Perseus EC and (iii) Perseuspur may be deemed to have the sole power to direct the voting and disposition of the 6,124,655 shares of Common Stock beneficially owned by Perseus A/R Fund and the 2,229,808 shares of Common Stock owned by CS Co-Investment.

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CUSIP No. 141410209               SCHEDULE 13D                     Page 24 of 30
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                  By virtue of the relationships between and among the Reporting
Persons described in Item 2 of this Statement on Schedule 13D, each of (i) Perseus Market Opportunity, (ii) Perseus Partners, (iii) Perseus Partners GP,
(iv) Perseus, Perseus MF and (v) Rappahannock may be deemed to have the sole power to direct the voting and disposition of the 8,654,046 shares of Common Stock beneficially owned by Perseus Market Opportunity.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of the 6,124,655 shares of Common Stock beneficially owned by Perseus A/R Fund, the 8,654,046 shares of Common Stock owned by Perseus Market Opportunity and the 2,229,808 shares of Common Stock owned by CS Co-Investment.

            (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

            (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners and members of the Purchasers have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Warrants or the Common Stock held for the account of the Purchasers in accordance with their ownership interests in the Purchasers.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is amended and restated in its entirety to read as follows:

                  As described in Items 3 and 4 above, on May 29, 2002, the Purchasers and the Company entered into to the 2002 Purchase Agreement pursuant to which the Purchasers agreed to purchase Senior Notes issued by the Company in the aggregate principal amount of $50,000,000 and 2002 Warrants exercisable for an aggregate of 13,000,000 shares of Common Stock, subject to adjustment upon the occurrence of certain events as set forth in the 2002 Warrants. The Purchasers and the Company also

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CUSIP No. 141410209               SCHEDULE 13D                     Page 25 of 30
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entered into the Registration Rights Agreement pursuant to which the Purchasers have certain Form S-1 demand registration rights, "piggy-back" registration rights and Form S-3 registration rights as described more fully in the Registration Rights Agreement. The Company had an obligation under the Registration Rights Agreement to prepare and file with the Commission within 45 days following May 30, 2002 a shelf registration statement on Form S-3 or successor form registering the 2002 Registrable Securities. Additionally, Survivalink Corporation, a subsidiary of the Company, entered into a Guaranty, dated May 30, 2002 and Cadent Medical Corporation, a subsidiary of the Company, entered into a Guaranty, dated May 30, 2002, both of which guaranty certain obligations of the Company under the Senior Notes and the Purchase Agreement and are in the form of Guaranty, a copy of which is attached to the initial Schedule 13D as Exhibit 6 and incorporated herein by reference. Certain obligations of the Company under the Senior Notes and the 2002 Purchase Agreement are secured by a Security Agreement, dated May 30, 2002 (the "Security Agreement"), entered into by the Purchasers, the Company, HSBC Bank USA, as agent for the Purchasers and Cadent Medical Corporation, Survivalink Corporation, Cardiac Science Sweden AB, Artema Medical AB, Artema Technologies AB and Cardiac Science International, each a subsidiary of the Company, a copy of which is attached to the initial
Schedule 13D as Exhibit 7 and incorporated herein by reference.

                  As described in Items 3 and 4, Perseus Market Opportunity and the Company entered into the 2004 Purchase Agreement pursuant to which Perseus Market Opportunity purchased 2,109,705 shares of Common Sock and the 2004 Warrants exercisable for 843,882 shares of Common Stock, subject to adjustment upon the occurrence of certain events set forth in the 2004 Warrants. Perseus Market Opportunity and the Company entered into the Amended and Restated Registration Rights Agreement pursuant to which Perseus Market Opportunity has certain demand registration rights, "piggy-back" registration rights and Form S-3 registration rights as described more fully in the Amended and Restated Registration Rights Agreement.

                  The Company has an obligation under the Amended and Restated Registration Rights Agreement to prepare and file with the Commission, within 60 days following July 20,2004, a shelf registration statement on Form S-3 or successor form registering the 2004 Registrable Securities.

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CUSIP No. 141410209               SCHEDULE 13D                     Page 26 of 30
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                  The Company also issued the 2002 Director Warrants and the
2004 Director Warrants to Mr. Newton and the Credit Agreement Warrants to
Perseus A/R Fund, Perseus Market Opportunity and CS Co-Investment.

                  The foregoing summaries of the 2002 Purchase Agreement, the 2002 Warrants, the Registration Rights Agreement, the form of Guaranty and the Security Agreement are qualified in their entirety by reference to Exhibits 2, 3, 4, 6 and 7, respectively, to the initial Schedule 13D. The foregoing summaries of the 2002 Director Warrants, the 2004 Director Warrants, the Credit Agreement Warrants, the 2004 Purchase Agreement, the 2004 Warrants and the Amended and Restated Registration Rights Agreement are qualified in their entirety to Exhibits 2, 3, 4, 5, 6 and 7, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated July 22, 2004, among (i) Perseus
                                    Acquisition/Recapitalization Fund, L.L.C.,
                                    (ii) Perseus Market Opportunity Fund, L.P.,
                                    (iii) Cardiac Science Co-Investment, L.P.,
                                    (iv) Perseus Acquisition/Recapitalization
                                    Management, L.L.C., (v) Perseus Market
                                    Opportunity Partners, L.P., (vi) Perseus
                                    Market Opportunity Partners GP, L.L.C.,
                                    (vii) Perseus, L.L.C., (viii) Perseus MF,
                                    L.L.C., (ix) Rappahannock Investment
                                    Company, (x) Perseus EC, L.L.C., (xi)
                                    Perseuspur, L.L.C., and (xii) Frank H.
                                    Pearl.

                  Exhibit 2: Warrant, dated October 24, 2002, issued to Perseus Acquisition/Recapitalization Fund,
                                    L.L.C.

                  Exhibit 3: Warrant, dated September 17, 2003, issued to Perseus Market Opportunity Fund, L.P.

                  Exhibit 4: Warrant, dated March 16, 2004, issued to Perseus Acquisition/Recapitalization Fund,
                                    L.L.C.

                  Exhibit 5: Purchase Agreement, dated as of July 20, 2004, by and among Cardiac Science, Inc., Perseus Market Opportunity and the other investors named therein (filed as Exhibit
                                    4.1 to the Company's Report on Form 8-K
                                    filed on July 22, 2004 and incorporated
                                    herein by reference).

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CUSIP No. 141410209               SCHEDULE 13D                     Page 27 of 30
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                  Exhibit 6:        Form of Warrant, dated July 20, 2004 (filed
                                    as Exhibit 4.3 to the Company's Report on Form 8-K filed on July 22, 2004 and incorporated herein by reference).

                  Exhibit 7: Amended and Restated Registration Rights Agreement, dated as of July 20, 2004, by and among Cardiac Science, Inc., Perseus Market Opportunity Fund, L.P. and the other parties thereto (filed as Exhibit 4.2 to the Company's Report on Form 8-K filed on
                                    July 22, 2004 and incorporated herein
                                    by reference).

                  Exhibit 8: Power of Attorney, dated April 9, 2003, by Frank Pearl in favor of Rodd Macklin.

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 28 of 30
--------------------------------------------------------------------------------



                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2004

                        PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.

                        By:     Perseus Acquisition/Recapitalization
                                Management, L.L.C., its Managing Member

                        By:     Perseus EC, L.L.C.,
                                its Managing Member

                        By:     Perseuspur, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                --------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer


                        PERSEUS MARKET OPPORTUNITY FUND, L.P.

                        By: Perseus Market Opportunity Partners, L.P., its General Partner

                        By: Perseus Market Opportunity Partners GP, L.L.C., its General Partner

                        By:     Perseus, L.L.C.,
                                its Managing Member

                        By:     Perseus MF, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                --------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 29 of 30
--------------------------------------------------------------------------------



                       CARDIAC SCIENCE CO-INVESTMENT, L.P.

                       By:     Perseus Acquisition/Recapitalization
                               Management, L.L.C., its General Partner

                       By:     Perseus EC, L.L.C.,
                               its Managing Member

                       By:     Perseuspur, L.L.C.,
                               its Managing Member

                       By:
                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       PERSEUS ACQUISITION/RECAPITALIZATION MANAGEMENT, L.L.C.

                       By:     Perseus EC, L.L.C.,
                               its Managing Member

                       By:     Perseuspur, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.

                       By: Perseus Market Opportunity Partners GP, L.L.C., its General Partner

                       By:     Perseus, L.L.C.,
                               its Managing Member

                       By:     Perseus MF, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.

                       By:     Perseus, L.L.C.,
                               its Managing Member

                       By:     Perseus MF, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer

--------------------------------------------------------------------------------
CUSIP No. 141410209               SCHEDULE 13D                     Page 30 of 30
--------------------------------------------------------------------------------


                       PERSEUS, L.L.C.

                       By:     Perseus MF, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       PERSEUS MF, L.L.C.

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       RAPPAHANNOCK INVESTMENT COMPANY

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       PERSEUS EC, L.L.C.

                       By:     Perseuspur, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       PERSEUSPUR, L.L.C.

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       FRANK H. PEARL

                               /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Attorney-in-Fact